UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of April 2023 Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive and registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Second Supplemental Indenture

On April 21, 2023, Atento Luxco 1 (the “Company”), Atento Chile S.A., Wilmington Trust, National Association and Wilmington Trust (London) Limited entered into a Supplemental Indenture (the “Second Supplemental Indenture”) to supplement the Indenture dated February 10, 2021 (the “Indenture”), governing the Company’s $500,000,000 8.000% Senior Secured Notes due 2026 (the “Notes”). Following the execution of the Second Supplemental Indenture, Atento Chile S.A. became an additional guarantor to the Notes under the Indenture. The foregoing summary of the Second Supplemental Indenture does not purport to be complete and is subject to, and qualified in its entirety, by the full text of the Second Supplemental Indenture, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: April 21, 2023.
	By:	/s/ Dimitrius Oliveira
Name: Dimitrius Oliveira
Title: Chief Executive Officer